August 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Howard Efron, Kristina Marrone

Re:	AA Mission Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted on July 9, 2025
CIK No. 0002075336

Ladies and Gentlemen:

On behalf of our client, AA Mission Acquisition Corp. II (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 5, 2025, relating to the Company’s Draft Registration Statement on Form S-1 filed via EDGAR on July 9, 2025.

The Company is concurrently publicly filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1 submitted July 9, 2025 Cover Page

1.	Where you first discuss the voting rights of the Class B ordinary shares, please revise to clearly state that only holders of Class B ordinary shares will have the right to vote on the appointment or removal of directors prior to or in connection with the completion of your initial business combination, as you disclose elsewhere. Please also revise under the caption “Voting” on page 34 to clearly state the different voting rights of the Class B and Class A ordinary shares, including the appointment or removal of directors and the continuation of the company in a jurisdiction outside of the Cayman Islands.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 35 in response to the Staff’s comment.

Summary Our Sponsor, page 6

2.	We note your disclosure on page 12 and elsewhere that members of your management team (including your independent directors) may directly or indirectly own founder shares and/or private placement units following this offering. Please revise to disclose the persons who have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 60, 99, 142 and 168 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

August 21, 2025

Permission, Licenses or Approvals Required from the PRC Authorities for this Offering and a

Business Combination, page 19

3.	We note your disclosure that you believe you are not required to obtain permissions or approvals from any PRC government authorities. Please expand to disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company, as you discuss on pages 102 and 108. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company respectfully submits that we believe that our officers and directors are not required to obtain permissions or approvals from any PRC government authorities (including neither the China Securities Regulatory Commission (the “CSRC”) nor the Cyberspace Administration of China) to issue or offer our securities in this offering, to list on a U.S. stock exchange and to operate our business, including searching for a target company. However, we have included additional disclosures on the cover page and page 21 regarding the risk if relevant PRC governmental authorities, including the CSRC, do not reach the same conclusion, or that the CSRC or any other PRC governmental authorities promulgate new rules or new interpretation of the current rules to require us to obtain CSRC or other PRC governmental approvals for this offering or for the initial business combination.

Summary of Risk Factors, page 54

4.	Where you describe the significant regulatory, liquidity, and enforcement risks that the majority of your directors and officers being based in or having significant ties to China poses to investors, please revise to provide cross-references to the more detailed discussion of these risks in the prospectus.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 57 in response to the Staff’s comment.

Risk Factors, page 57

5.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has addressed the impact in its risk factor titled “Since all of our directors and officers are based in or have significant ties to China, the Chinese government may have potential oversight and discretion over the conduct of our directors’ and officers’ search for a target company. The Chinese government may intervene or influence our operations at any time through our directors and officers who are based in or have significant ties in China, which could result in a material change in our search for a target business and/or the value of the securities we are offering. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate” on pages 102—103 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

August 21, 2025

6.	Please expand your disclosure where appropriate to address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 21 and 57 in response to the Staff’s comment.

Dilution, page 123

7.	We refer to the tabular presentation of dilution at quartile intervals on the cover page and on pages 123-127. Such tabular presentation assumes the maximum redemption threshold is the entire amounts of shares to be sold to public shareholders as part of this offering. This appears to contradict your disclosure throughout the document that redemptions cannot cause your net tangible assets to fall below $5,000,001. Please tell us how you considered this redemption restriction in your determination of the maximum redemption threshold in the dilution table. Please refer to Item 1602 of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 125, 126 and 127 in response to the Staff’s comment.

8.	Please tell us how you have accounted for the 375,000 Class B shares subject to forfeiture if the underwriters’ overallotment is not exercised in the denominator calculation on pages 125 and 127.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 125 and 127 in response to the Staff’s comment.

Proposed Business

Our Sponsor, page 142

9.	Please describe the general character of the sponsor’s business, as required by Item 1603(a)(2) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 142 and 168 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

August 21, 2025

Management

Conflicts of Interest, page 173

10.	As applicable, please revise your conflicts of interest discussion here and elsewhere, including in the Summary and Proposed Business sections, to ensure you have addressed any actual or potential material conflict of interest, as required by Items 1602(b)(7) and 1603(b) of Regulation S-K. For example, we note your statements here that you do not believe that (i) the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination and (ii) any potential conflict from your management and sponsor’s other business or investment ventures would materially affect your ability to complete your initial business combination. However, we also note that all of your officers and directors are also officers and directors of AA Mission Acquisition Corp., which you state is currently searching for a target business and also appears to be focusing on the food and beverage industry.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 12, 13, 87, 88 and 145 in response to the Staff’s comment.

Note 8. Segment Information, page F-17

11.	We note that the key measures of segment profit or loss reviewed by the Company’s CODM are general and administrative expenses. Please tell us how you determined that general and administrative expenses reflect a measure of profit or loss, and whether or not your CODM considers net loss when evaluating your single operating segment.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page F-17 in response to the Staff’s comment.

* * *

Please do not hesitate to contact Michael Blankenship at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

Winston & Strawn LLP

cc:	Qing Sun, Chief Executive Officer, AA Mission Acquisition Corp. II

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